Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual General and Special Meeting of Unitholders of Paramount Energy Trust held June 18, 2009, the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to reappoint Computershare Trust Company of Canada (“Computershare”) as Trustee of Paramount Energy Trust for the ensuing year.	Resolution approved
2.	Ordinary resolution instructing Computershare to fix the number of directors of Paramount Energy Operating Corp. (the “Administrator”) to be elected at eight (8).	Resolution approved
3.

Ordinary resolution to elect the directors of the Administrator as set out in the Management Information Circular and Proxy Statement for the ensuing year or until their successors are elected or appointed.

Resolution approved
4.

Ordinary resolution to reappoint KPMG LLP, Chartered Accountants, as the auditors of Paramount Energy Trust for the ensuing year and to authorize the directors of the Administrator to fix their remuneration.

Resolution approved
5.

Special resolution to reapprove the Unit Incentive Plan and grant of all unallocated rights under the plan and to approve and ratify certain amendments thereto as set out in the Management Information Circular and Proxy Statement.

Resolution approved
6.

Special resolution to reapprove the Bonus Rights Plan and grant of all unallocated rights under the plan and to approve and ratify certain amendments thereto as set out in the Management Information Circular and Proxy Statement.

Resolution approved

Dated at Calgary, Alberta this 19th day of June, 2009.

PARAMOUNT ENERGY TRUST

Per:

signed:  "Chris Strong"

Chris Strong

Acting Corporate Secretary